UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2017

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-36820

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC SAVINGS AND INVESTMENT PLAN (ALSO KNOWN AS THE “MEDTRONIC 401(k) PLAN”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDTRONIC PUBLIC LIMITED COMPANY
20 On Hatch, Lower Hatch Street
Dublin 2, Ireland

Required Information

1.	Medtronic Savings and Investment Plan (also known as the “Medtronic 401(k) Plan”) Financial Statements as of April 30, 2017 and 2016 and Supplemental Schedule as of April 30, 2017

2.	Exhibit 23
Consent of Independent Registered Public Accounting Firm – RSM US LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC SAVINGS AND INVESTMENT PLAN (also known as the "Medtronic 401(k) Plan")

Dated: October 26, 2017	By:	/s/ Carol A. Surface
Carol A. Surface Senior Vice President and Chief Human Resources Officer

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)

Note:
Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Qualified Plan Committee
Medtronic Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Medtronic Savings and Investment Plan (the Plan) as of April 30, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended April 30, 2017. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2017 and 2016, and the changes in net assets available for benefits for the year ended April 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of April 30, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP
Minneapolis, Minnesota
October 26, 2017

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Statements of Net Assets Available for Benefits

	April 30
(in thousands)	2017	2016
Assets:
Investments:
Plan's interest in the Medtronic, Inc. Master Trust Fund (Note 4)	$8,767,769	$—
Investments (Notes 3 and 4)	—	7,683,342
Total investments	8,767,769	7,683,342

Receivables:
Employer contributions	158,598	112,550
Notes receivable from participants	90,099	94,455
Total receivables	248,697	207,005

Net assets available for benefits	$9,016,466	$7,890,347

See accompanying notes to the financial statements.

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Statement of Changes in Net Assets Available for Benefits

Year Ended
(in thousands)	April 30, 2017
Additions:
Investment income:
Plan’s interest in the Medtronic, Inc. Master Trust Fund income (Note 4)	$884,307
Net appreciation in fair value of investments	134,565
Interest and dividends	12,072
Total investment income	1,030,944
Interest income on notes receivable from participants	3,430

Contributions:
Participant	392,201
Employer	270,692
Total contributions	662,893
Total additions	1,697,267

Deductions:
Benefits paid	(598,406)
Total deductions	(598,406)

Net increase	1,098,861

Transfers from other plans (Note 1)	27,258

Net assets available for benefits:
Beginning of year	7,890,347
End of year	$9,016,466

See accompanying notes to the financial statements.

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in thousands)

1. Description of Plan

The following description of the Medtronic Savings and Investment Plan (also known as the “Medtronic 401(k) Plan”) (the Plan), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan of Medtronic plc (the Company). The Plan seeks to assist employees in increasing retirement savings and financial security upon retirement. The Plan has four components: (i) a component related to participant elective deferrals under Internal Revenue Code (IRC) Section 401(k) and Company cash matching contributions under IRC Section 401(m) (401(k) Component), which prior to May 1, 2012 was referred to as the Supplemental Retirement Plan (SRP) component, (ii) an Employee Stock Ownership Plan (ESOP) component, which included matching contributions for the 401(k) Component (previously referred to as SRP) and non-matching allocations of employer stock until April 30, 2005, (iii) a Personal Investment Account (PIA) component related to additional employer contributions to a retirement account for participants in the Plan prior to January 1, 2016, and (iv) a Medtronic Core Contribution (MCC) component related to additional employer contributions to a retirement account for participants who joined the Plan on or after January 1, 2016. Participants in the Plan prior to January 1, 2016 must have previously elected to participate in the PIA or were automatically enrolled in other Company benefit programs.

Generally, the Plan is available to all eligible regular full-time and part-time employees immediately upon hire. Eligible employees other than regular full or part-time employees are eligible to receive contributions after completing one year of service in a consecutive twelve month period, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Transfers from Other Plans

The Company acquired Heartware International, Inc. (Heartware) in August 2016. In April 2017, the net assets of Heartware's 401(k) plan were transferred into the Plan, resulting in an asset transfer of $27,258 included in the Statement of Changes in Net Assets Available for Benefits for the year ended April 30, 2017.

Administration of Plan Assets

The Qualified Plan Committee (the Committee) of the Company monitors, manages, and oversees the investment choices of the Plan and provides certain other plan administrative functions. The Committee has appointed BNY Mellon (the Trustee) as trustee of the Plan assets. Transactions are executed by the Trustee, as directed by the Committee in its capacity as Plan Administrator. The Committee has appointed Aon Hewitt (the Recordkeeper) as Recordkeeper for the Plan, providing participant services, education, and communication services. The Recordkeeper maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses, as defined in the Plan document. Effective July 1, 2016, the Plan and the Medtronic Puerto Rico Employees' Savings and Investment Plan recommingled certain assets in the Medtronic, Inc. Master Trust Fund (the Master Trust) under custody of BNY Mellon.

Contributions

401(k) Component
Participant contributions are made to the Plan through payroll deductions into their 401(k) Employee Contribution Accounts. Participating employees may contribute 2% to 75% of their eligible compensation to the Plan through pre-tax payroll deductions, and may make Roth (after-tax) elective deferrals to the Plan, subject to statutory limits. Effective January 1, 2016, new employees are automatically enrolled in the 401(k) Component of the Plan at a contribution rate of 6% of their eligible compensation, unless elected otherwise by the employee. This automatic enrollment occurs 60 days after the employee becomes eligible to participate, as defined above. The participant contribution rate will be increased annually at a rate of 1% until the participant reaches a maximum contribution rate of 10%, subject to statutory limits. Employees who do not wish to participate in the 401(k) Component of the Plan have the option to opt out within the 60 days prior to automatic enrollment. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.

Participants direct their contributions into various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting the Recordkeeper. However, any funds exchanged out of the Interest Income Fund must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Inflation-Protected Securities Fund: Institutional Shares. In addition, participants who exchange any amount out of a mutual fund must wait 30 calendar days before exchanging back into the same fund.

Employer matching contributions are based on each participant's 401(k) Component contributions, up to 6% of eligible compensation, and are made each pay period in the amount of 50% of these contributions. At the end of the Plan year, the Company may make an additional matching contribution for each dollar participants contribute, up to 6% of eligible compensation (True-Up Contribution). The True-Up Contribution is based upon the achievement of certain Company performance goals and is made in the discretion of the Company. Participants must be employed by the Company on the last day of the Plan year in order to receive the True-Up Contribution, if any. This employment requirement does not apply to those participants that prior to the year ended April 30 have died or have had termination of employment either on or after the participant (i) attained age 55 and completed ten years of service or (ii) attained age 62 regardless of years of service. Participants direct the investment of their Company matching contributions into the same investment options available for their elective contributions. The Company’s matching cash contributions to participants’ 401(k) Component accounts were $168,393, net of forfeitures, for the year ended April 30, 2017.

During the year ended April 30, 2017, the Company offered a voluntary early retirement program (the Program) to certain eligible participants of the Plan. Participants were eligible to participate in the Program if they met all of the following requirements: they were age 59 or older on March 1, 2017; they had been actively employed by the Company for at least 90 days as of March 1, 2017; they participated in the MCC or PIA under the Plan or another eligible Medtronic retirement plan; they did not transfer to the Company in conjunction with the Heartware acquisition; they were not entitled to severance benefits (whether voluntary or involuntary) under any Medtronic severance plan; and they were not members of the Executive Committee. For those participants who elected the MCC or PIA account benefit, the Program allowed for participants to receive an additional contribution to their MCC or PIA in an amount equal to 25 percent of eligible compensation paid from May 1, 2016 through April 30, 2017 to their MCC or PIA. Participants who elected to participate in the Program became fully vested in all benefits under the Plan and became eligible to begin receiving benefits immediately upon retirement. The Company’s cash contributions to Program participant accounts were $3,889 for the year ended April 30, 2017.

ESOP
Prior to May 1, 2005, participants received employer matching 401(k) Component contributions into their ESOP Employer Match Accounts in the Plan and received an annual employer contribution to their ESOP Regular Accounts in the Plan. These ESOP contributions were made in shares of Medtronic, Inc. common stock. On January 26, 2015, Medtronic, Inc. common stock was converted to Medtronic plc ordinary shares. Refer to "General and Eligibility" section for additional information. Participants may diversify ESOP accounts to any of the 401(k) Component investment choices at any time. At April 30, 2017 and 2016, the balance of the ESOP accounts was $360,240 and $381,388, respectively.

PIA
The Company contributes an amount equal to 5% of eligible compensation to those participants electing the PIA. Participants direct the Company contributions to any of the PIA investment choices consisting of the same investment options offered under the 401(k) Component. Contributions made by the Company are allocated to the participants' PIA following the last day of the year ended April 30 and are based upon eligible compensation for the year ended April 30. Beginning in the 2013 Plan year, only participants that are employees of the Company as of the last day of the fiscal year are eligible for these contributions. This employment requirement does not apply to those participants that prior to year ended April 30 have died or have had termination of employment either on or after the participant (i) attained age 55 and completed ten years of service or (ii) attained age 62 regardless of years of service. For the year ended April 30, 2017, the Company contributed $54,765 to participants’ PIA accounts.

Effective January 1, 2016, the PIA option is no longer offered to new hires. Participants who previously elected PIA were grandfathered into the Plan and will continue to receive the benefits.

MCC
For participants hired on or after January 1, 2016, and employees previously employed by Covidien, the Company contributes an amount equal to 3% of eligible compensation to participant accounts. Participants direct the Company contributions to any of the MCC investment choices consisting of the same investment options offered under the 401(k) Component. Contributions made by the Company are allocated to the participants' MCC following the last day of the year ended April 30 and are based upon eligible compensation for the year ended April 30. Only participants that are employees of the Company as of the last day of the fiscal year are eligible for these contributions. This employment requirement does not apply to those participants that prior to the end of the fiscal year have died or have had termination of employment either on or after the participant (i) attained age 55 and completed ten years of service or (ii) attained age 62 regardless of years of service. For the year ended April 30, 2017, the Company contributed $43,645 through the MCC.

Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (rollover contributions).

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Under the 401(k) Component, ESOP, PIA and MCC, active participants vest in Company contributions, including earnings and losses thereon, after completion of three years of service. Participants hired prior to January 1, 2016, vest in Company contributions under the 401(k) Component, ESOP, PIA and MCC, including earnings and losses therefore, at a rate of 20% per year and become fully vested in all Company matching contributions after three years. Participants also become fully vested upon attaining age 62, death, total disability, termination of the Plan, or complete discontinuance of employer contributions.

Nonvested account balances of terminated employees are forfeited. Employer contributions are restored if a previously terminated employee returns to the Company within five years of termination. The balances of forfeited nonvested accounts at April 30, 2017 and 2016 were $17,172 and $4,920, respectively. Forfeited nonvested accounts may be used at the Plan Administrator’s election to pay any reasonable administrative expenses of the Plan or reduce employer contributions. During the year ended April 30, 2017, forfeited nonvested accounts of $572 were used by the Plan Administrator for these items.

Distributions

Active participants who have attained age 59½ may request a partial or total cash withdrawal of their 401(k) Component Employee Contribution Account, but are not allowed to take withdrawals from their ESOP accounts, PIA, MCC or 401(k) Component Employer Match Accounts until retirement or termination of employment.

Upon termination, retirement, or total disability, participants must take a complete distribution if the value of the participant’s vested account is $1 or less. If the value of the participant’s vested account is greater than $1, the participant may elect to defer distribution until a later date, take a cash withdrawal, subject to applicable taxes and penalties, or request a direct rollover. Upon termination and reaching age 55, or total disability, participants may also elect to receive the balance in a series of payments. Participant funds invested in Medtronic plc ordinary shares may be taken in-kind or as cash. If the distribution is greater than $1, but less than or equal to $5, and the participant does not provide direction on the distribution, the Trustee will establish an individual retirement account for the mandatory distribution.

Active participants may take hardship withdrawals from their 401(k) Component Employee Contribution Account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including available note provisions. Hardship withdrawals cannot be taken from a Participants’ 401(k) Component Employer Match Account, ESOP accounts, the PIA, or the MCC. The amount of hardship withdrawal cannot exceed the amount of the financial need plus an additional amount to cover taxes and any anticipated penalties. The hardship withdrawal is taxed upon distribution with a 10% penalty tax imposed. Participants cannot contribute to the Plan for six months after the effective date of their hardship withdrawal.

Upon the death of a participant, vested balances are paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic plc ordinary shares in-kind or as cash. Any fraction of a share of stock is paid in cash.

Notes Receivable from Participants

Effective January 1, 2016, participants may have two outstanding notes at a time and are able to borrow up to 50% of their vested account balance in the participant’s 401(k) Component/ESOP accounts not to exceed the maximum note amount of $50. However, the notes may only be distributed from the participant’s 401(k) Component/ESOP balance. The minimum note amount is $1. Participants are limited to one general purpose note and one primary residence note outstanding at a time. Notes are repaid through payroll deductions in equal amounts, typically over one to five years for a general purpose note, with a maximum term of 30 years if the note was transferred into the Plan as part of an acquisition, or 15 years for a primary residence note. The notes are collateralized by the balance in the participant’s account. The interest rate on new loans is calculated as one percentage point above the prime rate as received by Aon Hewitt from The Wall Street Journal in effect on the 15th date of the month prior to the first day of the month to which it is to apply. The interest rate for notes originating prior to January 1, 2016 is the prime rate as received by Vanguard Trust from Reuters at the beginning of the month in which the proceeds of the note were paid to the borrower and remains fixed for the duration of the note.

At April 30, 2017, notes receivable from participants were due at various dates through May 2032, with interest rates ranging from 3.25% to 9.50%.

Plan Termination

The Plan provides that the Board of Directors of the Company is able to terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A Consensus of the Emerging Issues Task Force)." The standard requires the Plan to report its interest in a master trust and changes in the value of that interest as separate line items on the Plan's financial statements. The Plan must also disclose the Master Trust's investments by general type, as well as other assets and liabilities, and disclose the dollar amount of the Plan's interest in each category disclosed. The standard is effective for the Plan beginning in fiscal year 2020, with early adoption permitted, and will be applied retrospectively. The Plan is currently evaluating the standard and does not believe it will have a material impact on the Plan's financial statements.

Investment Valuation and Investment Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts within the Interest Income Fund, which are reported at contract value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 3 and 4 for discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values at the reporting date.

Investment Contracts

The Master Trust, through its investment in the Interest Income Fund, invests in fully benefit-responsive investment contracts, including both traditional guaranteed investment contracts (GICs) and synthetic GICs. The Interest Income Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.

The terms of fully benefit-responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract, or total liquidation of the covered investments. However, fully benefit-responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GIC are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities, and is affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically usually either monthly or quarterly, but in no event is the crediting rate less than 0%.

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
As traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

On the Statements of Net Asset Available for Benefits, traditional GICs and synthetic GICs are measured at contract value, as discussed above. At April 30, 2017, the Plan's fully benefit-responsive investments were included in the Master Trust.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Participants with notes pay an origination fee from their respective Plan accounts. No allowance for credit losses was recorded at April 30, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

All Plan expenses are paid by the Master Trust and are reflected in the Plan’s interest in the Medtronic, Inc. Master Trust Fund income on the Statement of Changes in Net Assets Available for Benefits. Plan expenses may also be paid for by the Company and are excluded from these financial statements. Such expenses consist of trustee and account maintenance fees. Participants with notes pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts. Investment related expenses are included in net appreciation in fair value of investments.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan invests in various investment securities through the Master Trust. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the Statement of Net Assets Available for Benefits for the year ended April 30, 2017.

Concentration of Market Risk

Approximately 9.0% and 10.3% of the Plan’s assets were invested in the ordinary shares of Medtronic plc at April 30, 2017 and 2016, respectively. A significant portion of this concentration results from the historical (pre-fiscal year 2006) ESOP contributions to the Plan. The underlying values of the Medtronic Common Stock Fund and the Medtronic ESOP Fund are entirely dependent on the performance of Medtronic plc and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic plc ordinary shares could materially affect participants’ account balances and the amounts reported on the Statement of Net Assets Available for Benefits for the year ended April 30, 2017.

3. Fair Value Measurements

Under the authoritative guidance for fair value measurements, fair value is defined as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:

•  Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets included common stock at April 30, 2017 and 2016.

•  Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. The Plan’s Level 2 assets included investments in registered investment companies (mutual funds) at April 30, 2017 and 2016.

•  Level 3 - Inputs are unobservable inputs for the asset or liability. The Plan did not hold any Level 3 investments at April
30, 2017 and 2016.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at April 30, 2017 and 2016.

Registered investment companies: Valued based on the year-end net asset values (NAV) of the investment vehicles. The net asset values of the investment vehicles are based on the fair values of the underlying investments valued at the closing price reported in the active markets in which the individual security is traded.

Collective trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Medtronic Common Stock Fund and Medtronic ESOP Fund: The Medtronic Common Stock Fund and Medtronic ESOP Fund are both fully invested in Medtronic plc ordinary shares, which are measured at fair value. The shares are valued at the closing price reported in the active market in which the individual security is traded and are therefore categorized as Level 1 investments.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the year ended April 30, 2017.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides information by level for investments that are measured at fair value on a recurring basis. See Note 4 for additional information on the Plan's interest in the Master Trust at April 30, 2017 and 2016.

	Fair Value Measurement Using Inputs Considered as	Fair Value at April 30
(in thousands)		2017	2016
Registered investment companies	Level 2	$4,273,799	$3,509,135
Medtronic Common Stock Fund and Medtronic ESOP Fund	Level 1	807,556	813,718

Collective trusts valued at NAV as a practical expedient(1)		3,158,596	2,846,297
Total investments at fair value		$8,239,951	$7,169,150
(1) Certain investments that are measured at NAV per share (or its equivalent) as a practical expedient are excluded from the fair value hierarchy. The fair value amounts presented herein are intended to permit reconciliation to the Plan's interest in the Medtronic, Inc. Master Trust Fund.

The table above excludes the Interest Income Fund, which is comprised of fully benefit-responsive investments that at April 30, 2017 and 2016 had contract values of $527,818 and $514,192. As discussed within Note 2, fully benefit-responsive contracts are measured at contract value.

The following table summarizes investments measured at fair value based on NAV as a practical expedient:

	Fair Value at April 30		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
(in thousands)	2017	2016
Collective trusts	$3,158,596	$2,846,297	(1)	(1)	(1)

(1)
Collective trusts share the common goal of growth and preservation of principal. The collective trusts indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. These investments can be redeemed daily and there are currently no redemption restrictions or unfunded commitments on these investments.

4. Plan’s Interest in the Medtronic, Inc. Master Trust Fund

Certain assets of the Plan are invested in the Master Trust, which also includes certain assets of The Medtronic Puerto Rico Employees’ Savings and Investment Plan. The Plan’s Trustee and Recordkeeper maintains a separate account for the associated Plan assets and liabilities held within the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. Effective July 1, 2016, the Plan and the Medtronic Puerto Rico Employees' Savings and Investment Plan recommingled certain assets in the Master Trust under custody of BNY Mellon. At April 30, 2017 and 2016, the Plan’s interests in the net assets of the Master Trust were 98.0% and 0%, respectively.

The Master Trust is invested in various funds, including funds held by registered investment companies and collective trusts, funds fully invested in Medtronic plc stock, and both traditional and synthetic GICs. The investments in the Interest Income Fund (Medtronic GIC) consist of GICs issued by financial institutions, synthetic investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities. Refer to Note 3 for additional discussion on the types of funds held within the Master Trust.

Interfund transfers within the Master Trust generally relate to transfers initiated by participants of their account balances, either into Plan investment options which are part of the Master Trust or into other Plan investment options which are not part of the Master Trust.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund
Statements of Master Trust Assets

	April 30
(in thousands)	2017	2016
Investments, at fair value:
Registered investment companies	$4,314,917	$—
Collective trusts	3,259,564	—
Medtronic Common Stock Fund and Medtronic ESOP Fund	814,075	5,938
Total investments at fair value	8,388,556	5,938

Investments, at contract value:
Medtronic GIC	552,541	27,827
Total investments at contract value	552,541	27,827

Medtronic, Inc. Master Trust Fund assets	$8,941,097	$33,765
Plan's interest in the Medtronic, Inc. Master Trust Fund	$8,767,769	$—

Medtronic, Inc. Master Trust Fund
Statement of Changes in Master Trust Assets

Year Ended
(in thousands)	April 30, 2017
Investment income:
Interest and dividends	$106,543
Dividends on Medtronic plc ordinary shares	17,322
Net appreciation in fair value of investments	777,188
Total investment income	901,053
Administrative expenses	(2,160)
Total income	898,893

Employer contributions	102,066
Employee contributions	341,749
Benefits paid	(515,593)
Interfund transfers, net	370
Transfer of assets into the Master Trust Fund	8,022,635
Transfers from other plans	57,212
Net increase	8,907,332
Medtronic, Inc. Master Trust Fund assets
Beginning of year	33,765
End of year	$8,941,097

The net appreciation in the fair value of the Master Trust investments for the year ended April 30, 2017, including gains and losses on investments purchased and sold, as well as unrealized gains and losses on those held during the year, related to all investments reported at fair value above. The Medtronic GIC is reported at contract value. See Note 3 for further information regarding fair value measurements.

5. Related Party Transactions and Party-In-Interest Transactions

The Plan’s investments consist of the Plan's interest in the Master Trust, which includes shares of registered investment companies, collective trusts, and Medtronic plc common stock. All investment transactions were managed by the BNY Mellon and Aon Hewitt, the Plan's Trustee and Recordkeeper, respectively, during the year ended April 30, 2017. These transactions are allowed by the Plan and the IRC and qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules. In addition, as previously noted, the Master Trust invests in the ordinary shares of the Company. The Plan's investment in ordinary shares of Medtronic plc at April 30, 2017 and 2016 was $807,556, and $813,718, respectively.

At April 30, 2017 and 2016, the Plan had notes receivable from participants of $90,099 and $94,455, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	April 30
(in thousands)	2017	2016
Net assets available for benefits per the financial statements	$9,016,466	$7,890,347
Differences in:
Investments	90,099	94,455
Notes receivable from participants	(90,099)	(94,455)
Net assets available for benefits per the Form 5500	$9,016,466	$7,890,347

7. Tax Status

The Plan received a favorable determination letter, effective October 22, 2014, from the Internal Revenue Service (IRS). The IRS has determined that the Plan and the related trust are designed in accordance with the applicable sections of the IRC and are, therefore, exempt from income taxes. Although the Plan document that the IRS reviewed in issuing its most recent determination letter has since been amended and restated, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Subsequent Events

Effective May 1, 2017, Aon plc, Aon Hewitt's parent company, sold its benefits administration business to Blackstone. As a result, they have changed their name from Aon Hewitt to Alight Solutions.

SUPPLEMENTAL SCHEDULE

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
April 30, 2017
(in thousands)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Plan's interest in Medtronic, Inc. Master Trust Fund		**	$8,767,769
*	Notes receivable from participants	Interest at 3.25% to 9.50% due at various dates through May 2032	**	90,099
				$8,857,868
*	Denotes party-in-interest
**	Cost information is excluded, as it is not required for participant-directed investments